Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 1 of the Registration Statement on Form S-1 (File No. 333-266078) of our audit report dated April 15, 2022, with respect to the consolidated balance sheets of Clean Energy Technologies, Inc. and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years then ended, appearing in the Annual Report on Form 10-K for the year December 31, 2021. Our report dated April 15, 2022, relating to aforementioned financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC

November 23, 2022